UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

GBS Enterprises Incorporated

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

36150G 10 6

(CUSIP Number)

Stephen D. Baksa

2 Woods Lane

Chatham, NJ 07928

(973) 635-4710

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 36150G 10 6	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSONS

Stephen D. Baksa
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

2,635,000
	8.	SHARED VOTING POWER

300,000
	9.	SOLE DISPOSITIVE POWER

2,635,000
	10.	SHARED DISPOSITIVE POWER

300,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,935,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.66%
14.	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 36150G 10 6	Page 3 of 4 Pages

EXPLANATORY NOTE

This Amendment No. 2 amends certain information contained in the Schedule 13D filed by Stephen D. Baksa (“Baksa” or the “Reporting Person”) with the Commission on March 6, 2012 (the “Original Schedule 13D”) and amended on March 27, 2012 (“Amendment No. 1”) with respect to shares of common stock, par value $0.001 per share (the “Common Stock”), of GBS Enterprises Incorporated, a Nevada corporation (the “Issuer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13D and Amendment No. 1. Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D and Amendment No. 1 shall remain unchanged.

Item 3.   Source and Amount of Funds or Other Consideration

(a)	On October 26, 2012, the Reporting Person purchased a Warrant exercisable for an aggregate of 500,000 shares of Common Stock of the Issuer for $0.20 per share from the date of issuance until the third anniversary date of the date of issuance. The Warrant was issued in connection with a promissory note issued by the Company to the Reporting Person in the principal amount of $1,000,000¸ bearing interest at the rate of 20% per annum and maturing on the first year anniversary date of the date of issuance.

Item 5.   Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

Baksa beneficially owns 2,935,000 shares of the Issuer’s Common Stock, consisting of (i) 1,685,000 shares of Common Stock held directly; (ii) 450,000 shares of Common Stock issuable upon the exercise of Warrants to purchase 450,000 shares of Common Stock at a purchase price of $0.50 per share; (iii) 500,000 shares of Common Stock issuable upon the exercise of Warrants to purchase 500,000 shares of Common Stock at a purchase price of $0.20 per share; and (iv) 300,000 shares of outstanding Common Stock indirectly held as co-trustee of two trusts for his adult children. The Reporting Person disclaims beneficial ownership of the 300,000 shares of Common Stock indirectly held by him as co-trustee of such trusts. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Person’s beneficial ownership of the shares of Common Stock of the Issuer represents approximately 9.66% of the issued and outstanding shares of Common Stock of the Issuer, based on 30,381,664 shares of Common Stock consisting of (i) 29,431,664 shares of Common Stock of the Issuer outstanding on October 30, 2012, (i) 450,000 shares of Common Stock issuable upon the exercise of 450,000 Warrants purchased by Baksa from the Issuer on March 26, 2012 and (iii) 500,000 shares of Common Stock issuable upon the exercise of 500,000 Warrants purchased by Baksa from the Issuer on October 26, 2012. Pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, any securities not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within sixty days shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

CUSIP No. 36150G 10 6	Page 4 of 4 Pages

(b)	Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Sole Power to Vote or to Direct the Vote:	2,635,000

Shared Power to or to Direct the Vote:	300,000

Sole Power to Dispose or to Direct the Disposition of:	2,635,000

Shared Power to Dispose or to Direct the Disposition of:	300,000

(c)	Transactions in the securities effected during the past sixty days: See Item 3 above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2012	/s/ Stephen D. Baksa
Stephen D. Baksa

Attention:  Intentional misstatements or omissions of facts constitute Federal criminal violations (see 18 U.S.C. 1001).